SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Grindr Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

39854F119
(CUSIP Number)

6770
(Primary Standard Industrial
Classification Code Number)

G. Raymond Zage, III
Ocean Financial Centre
Level 40, 10 Collyer Quay
Singapore, Singapore 049315
Telephone +65 6808 6288
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 8, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	39854F119

1	NAMES OF REPORTING PERSONS
Tiga SVH Investments Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
72,982,248

	8	SHARED VOTING POWER
2,463,800

	9	SOLE DISPOSITIVE POWER
75,446,048

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
75,446,048

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
39.1%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1  The percentage used herein is calculated based on 193,036,153 shares of the Common Stock of the Issuer consisting of i) 176,612,391 shares of the Issuer’s Common Stock outstanding reported on the Issuer’s Current Report on Form 10-Q, filed on November 8, 2024, plus ii) 16,423,762 shares of the Issuer’s Common Stock issuable to the Reporting Persons (as defined herein), to the extent the Reporting Persons elect to exercise 16,423,762 warrants to purchase shares of the Issuer’s Common Stock held at a $11.50/share exercise price.

CUSIP NO.	39854F119

1	NAMES OF REPORTING PERSONS
Tiga Investments Pte. Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
72,982,248

	8	SHARED VOTING POWER
2,463,800

	9	SOLE DISPOSITIVE POWER
75,446,048

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
75,446,048

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
39.1%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

2 The percentage used herein is calculated based on 193,036,153 shares of the Common Stock of the Issuer consisting of i) 176,612,391 shares of the Issuer’s Common Stock outstanding reported on the Issuer’s Current Report on Form 10-Q, filed on November 8, 2024, plus ii) 16,423,762 shares of the Issuer’s Common Stock issuable to the Reporting Persons, to the extent the Reporting Persons elect to exercise 16,423,762 warrants to purchase shares of the Issuer’s common stock held at a $11.50/share exercise price.

CUSIP NO.	39854F119

1	NAMES OF REPORTING PERSONS
G. Raymond Zage, III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
92,627,519

	8	SHARED VOTING POWER
2,463,800

	9	SOLE DISPOSITIVE POWER
95,091,319

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
95,091,319

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
49.3%[3]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

3 The percentage used herein is calculated based on 193,036,153 shares of the Common Stock of the Issuer consisting of i) 176,612,391 shares of the Issuer’s Common Stock outstanding reported on the Issuer’s Current Report on Form 10-Q, filed on November 8, 2024, plus ii) 16,423,762 shares of the Issuer’s Common Stock issuable to the Reporting Persons, to the extent the Reporting Persons elect to exercise 16,423,762 warrants to purchase shares of the Issuer’s common stock held at a $11.50/share exercise price.

EXPLANATORY NOTE

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on November 28, 2022, as amended by Amendment No. 1 filed on September 25, 2023 and Amendment No. 2 filed on September 26, 2023 (the “Original Schedule 13D”, and together with this Amendment No. 3, this “Schedule 13D”), and is being filed on behalf of the Reporting Persons in respect of the common stock, par value $0.0001 per share (the “Common Stock”) of Grindr Inc., a Delaware corporation (the “Issuer” or “Grindr”). Except as otherwise specifically provided herein, this Amendment No. 3 does not modify or amend any of the information previously reported in the Original Schedule 13D. Any capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Original Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Paragraph (a) of Item 5 of the Original Schedule 13D is hereby amended by deleting the text thereof in its entirety and substituting the following in lieu thereof:

(a) Tiga SVH, Tiga Investments and Mr. Zage beneficially own an aggregate of 75,446,048, 75,446,048 and 95,091,319 shares of the Issuer’s Common Stock, respectively, which in aggregate represents approximately 39.1%, 39.1% and 49.3% of the Issuer’s issued and outstanding Common Stock, respectively, consisting of 193,036,153 shares of the Common Stock of the Issuer consisting of i) 176,612,391 shares of the Issuer’s Common Stock outstanding reported on the Issuer’s Current Report on Form 10-Q, filed on November 8, 2024, plus ii) 16,423,762 shares of the Issuer’s Common Stock issuable to the Reporting Persons, to the extent the Reporting Persons elect to exercise 16,423,762 warrants to purchase shares of the Issuer’s common stock held at a $11.50/share exercise price.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The second paragraph of Item 6 of the Original Schedule 13D is hereby amended and restated by deleting it in its entirety and replacing it with the following:

Tiga SVH has pledged 72,006,333 shares of Common Stock to certain lenders in connection with a financing arrangement. Under the financing arrangement, Tiga SVH retains voting and dispositive power with respect to the pledged shares except to the extent an event of default has occurred and is continuing.

The Reporting Persons may pledge certain securities beneficially owned by them as collateral for private banking security arrangements or margin or other loans from financial institutions. In the event of a default, the Reporting Persons could be required to deliver to the secured party or lenders, or to sell, shares of the Issuer’s common stock or warrants to purchase shares of the Issuer’s common stock beneficially owned by the Reporting Persons. Under such arrangements, the Reporting Persons will retain voting and dispositive power with respect to the pledged securities except to the extent an event of default has occurred and is continuing. Any such arrangements or loans will contain other customary terms and conditions.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 13, 2024

TIGA SVH INVESTMENTS LIMITED

By:	/s/ G. Raymond Zage, III
Name: G. Raymond Zage, III
Title: Director

TIGA INVESTMENTS PTE. LTD.

By:	/s/ G. Raymond Zage, III
Name: G. Raymond Zage, III
Title: Director

G. RAYMOND ZAGE, III

By:	/s/ G. Raymond Zage, III
Name: G. Raymond Zage, III